SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom (Hong Kong) Limited for the six months ended June 30, 2015.

2	Announcement dated August 21, 2015 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of July 2015.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 24, 2015

	By:	/s/ Chu Ka Yee
	Name:	Chu Ka Yee
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2015 INTERIM RESULTS ANNOUNCEMENT

Highlights:

Revenue	:	RMB144.69 billion, down by 3.3% as compared to the same period of last year.

Profit for the period	:	RMB6.99 billion, up by 4.5% as compared to the same period of last year.

Basic earnings per share	:	RMB0.292, up by 3.9% as compared to the same period of last year.

EBITDA	:	RMB50.46 billion, up by 5.8% as compared to the same period of last year.

CHAIRMAN’S STATEMENT

Dear shareholders,

First of all, on behalf of the Board of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In the first half of 2015, the Company proactively followed a series of key strategic deployments initiated by the government such as “Internet+”, raising network speed and lowering data tariffs, enhanced network capabilities, promoted subscriber migration and consumption upgrade, explored innovative businesses, and further implemented unified operation. As a result, the Company achieved continuous improvement in its development structure and profitability, and further enhanced its differentiated competitive advantages and overall strength.

OVERALL RESULTS

In the first half of 2015, the Company proactively adapted to the new changes in industry policies and market environment and accelerated the transformation of development model. Although the Company’s service revenue in the first half of 2015 decreased by 5.3% over the same period last year to RMB120.27 billion, its development quality and business structure showed the continuous improvement, with continuously rising contribution from mobile broadband and high-speed fixed-line broadband businesses driving non-voice’s share of service revenue up by 8.8 percentage points over the same period last year to 68.3%. The Company’s financial status remained solid. In the first half of 2015, the Company’s EBITDA reached RMB50.46 billion, up by 5.8% year-on-year; EBITDA as a percentage of service revenue reached 42.0%, up by 4.4 percentage points year-on-year; net profit increased by 4.5% year-on-year to RMB6.99 billion; and free cash flow reached RMB8.45 billion.

DEVELOPMENT THROUGH TRANSFORMATION

Accelerating subscriber migration. In the first half of 2015, the Company sped up the transformation of its sales and marketing model which shifted the focus from quantity to quality, and accelerated the adjustment and optimisation of its subscriber structures by focusing on 4G and fiber optic fixed-line broadband businesses. The Company accelerated the integrated operation of its mobile business, fully opened its 4G network to all the users, promoted 4G smartphones, sped up the user migration from 2G/3G to 4G, and improved its product portfolio to address both existing customers and new subscribers. As a result, the Company’s mobile user structure and revenue mix were further optimised. In the first half of 2015, the number of its mobile broadband subscribers increased by 8.68 million to 157.79 million, accounting for 54.5% of its total mobile subscribers, up by 6.8 percentage points over the same period last year. The Company’s mobile service revenue reached RMB73.46 billion, of which 71.8% came from mobile broadband business, up by 4.9 percentage points year-on-year. Meanwhile, leveraging on the construction of all fiber optic network, the Company sped up the development of fiber optic broadband subscriber base and improved the related customer service system to ensure the rapid growth of its fixed-line broadband business. In the first half of 2015, the Company’s fixed-line broadband service revenue increased by 8.5% year-on-year to RMB27.0 billion; fixed-line broadband subscribers increased by 4.7% year-on-year to 70.59 million. Driven by the growing fixed-line broadband business, the Company’s fixed-line service revenue increased by 2.2% year-on-year to RMB46.19 billion, of which 58.4% was from its fixed-line broadband business, resulting in a further optimised fixed-line business structure. The Company also utilised its resources and launched an innovative service package — “Smart Wo Family” — to cater to the needs of family users, which provides total communication and information solutions across all networks, all terminals and all businesses. In the first half of 2015, the Company developed 2.13 million “Smart Wo Family” users.

Accelerating consumption upgrade. The Company firmly grasped the opportunities brought by the rapidly growing data demand, and accelerated the consumption upgrade from voice service to data service. The Company promoted data volume operation and application innovation, and proactively explored opportunities to cooperate with Internet companies to boost data traffic and data value. In the first half of 2015, the data usage of the Company’s handset subscribers grew by 47.4% year-on-year and the average monthly data traffic for mobile broadband customers grew by 34.1% year-on-year; non-voice’s share of mobile service revenue and fixed-line service revenue reached 58.5% and 83.3%, respectively.

Accelerating business innovation. In the first half of 2015, leveraging on the implementation of national “Internet+” strategy and the fast growing demand for informatisation, the Company focused on key areas such as IDC, cloud computing, ICT and the Internet of Things, proactively pushed forward the specialised operation, and enhanced the promotion of industry applications in education, automobile as well as smart city. In the first half of 2015, IDC and cloud computing service revenue increased by 36.0% year-on-year to RMB3.43 billion and ICT service revenue increased by 18.9% to RMB2.44 billion. Meanwhile, the Company sped up its strategic deployments in emerging businesses. CMB-Unicom Consumer Financing Company Limited is under operation with a focus on Internet finance. “Woego”, the Company’s B2B platform, already generated the transaction of RMB10 billion in the first half of 2015. Partnered with Telefónica, the location-based big data service company is also under full preparation. The above innovative initiatives in emerging businesses such as Internet applications will provide the Company with new room to grow and new capability to develop.

NETWORK CAPABILITIES

In the first half of 2015, the Company continued to expand the broad coverage of its mobile broadband networks and optimised the in-depth coverage of its networks to provide quality experience in high-speed data services and maintain its mobile broadband network advantages. In the first half of 2015, the Company expanded its mobile broadband base stations by 272 thousand to 837 thousand, realising continuous 4G coverage in main areas. The Company accelerated the construction and upgrade of its fixed-line fiber optic broadband network, and the number of its fixed-line broadband access ports increased by 20.8% year-on-year, of which 83% is FTTX. The Company continued to increase its network load-carrying capability, and overall network capabilities were further enhanced. Moreover, the Company proactively conducted tests and trials in new evolving network technologies such as SDN and 1,000M fiber optic network so as to support the Company’s sustainable development in the future.

UNIFIED OPERATION

In the first half of 2015, leveraged on its cBSS system and “Woego” platform, the Company further promoted the centralised and unified operation in products, system support and customer service, and enhanced the integration of online and off-line operations. The Company strengthened big data analysis and applications, and boosted the operational efficiency in sales and marketing response, customer service, resource allocation and network maintenance. As a result, the capability for the centralised and unified operation improved continuously, the integrated online and off-line operation became more efficient, and the Company’s differentiated competitive advantages were further consolidated and enhanced. Benefitting from the differentiated advantage of unified operation, the Company’s mobile service resale business has been leading the industry, with nearly 90% market share in terms of the number of subscribers.

OUTLOOK

In light of the macroeconomic transformation, the Chinese government is now paying unprecedented attention to the promotion of the information and telecommunications sectors, which has created new opportunities for the information and telecommunications industry. China Unicom will further pursue its strategy of “Leading Mobile Broadband and Innovating Operational Integration”, consolidate and create differentiated service advantages, proactively adapt to market changes, firmly grasp opportunities, and accelerate subscriber migration, consumption upgrade as well as business innovation, so as to ensure the Company’s continuous and rapid development. The Company will step up its 4G-oriented integrated mobile operation as well as the penetration and development of its fixed-line fiber optic network and business to improve quality and efficiency through continuous development. The Company will further step up the innovation, focus on key areas such as cloud computing, the Internet of Things, big data and mobile Internet, promote China Unicom’s own “Internet+” Plan and e-commerce across all businesses, and push forward the data volume operation and the innovation of application services, so as to create new differentiated service advantages and new growth drivers. The Company will also further accelerate the construction of high-quality broadband networks, expand the coverage of its 4G network in both breadth and depth, and speed up its fixed-line broadband network to support the Company’s development. Moreover, the Company will further speed up the centralised and unified operation, push forward the reform in key areas such as sales and marketing system, investment and construction, labor and resources allocation, speed up integrated online and off-line operations, and explore the specialised and market-oriented operation, so as to constantly enhance corporate vitality and organic energy.

The Company is confident about its future development, and will strive to create more value for its shareholders through its persistent efforts.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 21 August 2015

FINANCIAL OVERVIEW

Revenue

In the first half of 2015, total revenue was RMB144.69 billion, down by 3.3% as compared to the same period of last year. Out of total revenue, service revenue was RMB120.27 billion, down by 5.3% as compared to the same period of last year. It is primarily attributed to the impact of output value-added tax (“VAT”) which arose from the replacement of business tax with VAT1 (“VAT Reform”) and transformation of the Company’s sales and marketing model. Out of service revenue, service revenue from the mobile business was RMB73.46 billion, down by 9.7% as compared to the same period of last year. Service revenue from the fixed-line business was RMB46.19 billion, up by 2.2% as compared to the same period of last year.

As a result of the rapid development in the internet business and continuous optimisation in the Company business structure, service revenue from mobile broadband business2 as a percentage of service revenue from the mobile business increased from 66.9% in the first half of 2014 to 71.8% in the first half of 2015. Service revenue from fixed-line broadband business as a percentage of service revenue from the fixed-line business increased from 55.1% in the first half of 2014 to 58.4% in the first half of 2015.

Costs and Expenses3

In the first half of 2015, total costs and expenses were RMB135.75 billion, down by 3.5% as compared to the same period of last year.

The Company continued to strengthen its network capabilities and therefore further expanded the size of its assets scale. In light of this, depreciation and amortisation charge were RMB38.54 billion in the first half of 2015, up by 4.5% as compared to the same period of last year. The Company also increase its investment in network operation in a moderate manner and incurred network, operation and support expenses of RMB19.15 billion in the first half of 2015, up by 6.2% as compared to the same period of last year.

The Company pushed for the transformation of its sales and marketing model. As a result, selling and marketing expenses were RMB14.63 billion in the first half of 2015, down by 38.6% as compared to the same period of last year. Terminal subsidy cost of mobile broadband business was RMB1.22 billion in the first half of 2015, and as a percentage of service revenue from the mobile broadband business, there was a decrease from 6.1% in the first half of 2014 to 2.3% in the first half of 2015.

Interconnection charges were RMB6.56 billion in the first half of 2015, down by 13.3% as compared to the same period of last year.

The Company continued to emphasis employee appraisals and enhanced the incentive. As a result, employee benefit expenses were RMB17.93 billion in the first half of 2015, up by 5.6% as compared to the same period of last year.

Earnings

The Company strived to relieve the negative impact of the VAT Reform through the transformation of its sales and marketing model and enhance efficiency in using its selling and marketing expenses. In the first half of 2015, profit before income tax was RMB8.93 billion and profit for the period was RMB6.99 billion, up by 4.5% as compared to the same period of last year. Basic earnings per share was RMB0.292 in the first half of 2015. EBITDA4 was RMB50.46 billion in the first half of 2015, up by 5.8% as compared to the same period of last year. EBIDTA as a percentage of the service revenue was 42.0% in the first half of 2015, up by 4.4 percentage points as compared to the same period of the last year.

Operating Cash Flow and Capital Expenditure

In the first half of 2015, the Company’s net cash flow from operating activities was RMB38.28 billion. Capital expenditure was RMB29.83 billion in the first half of 2015.

Statement of Financial Position

Liabilities-to-assets ratio changed from 58.3% as at 31 December 2014 to 57.2% as at 30 June 2015. Debt-to-capitalisation ratio changed from 37.9% as at 31 December 2014 to 37.6% as at 30 June 2015.

Note 1:	The replacement of business tax with VAT implemented nationwide for the telecommunications industry from 1 June 2014.

Note 2:	Mobile broadband business included 3G business and 4G business.

Note 3:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of loss of associates and other income-net.

Note 4:	EBITDA represents profit for the period before finance costs, interest income, shares of loss of associates, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2015, which are extracted from the unaudited condensed consolidated interim financial information of the Group as set out in the Company’s 2015 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2015

(All amounts in Renminbi (“RMB”) millions)

	Note	30 June 2015	31 December 2014

ASSETS
Non-current assets
Property, plant and equipment		431,067	438,321
Lease prepayments		9,119	9,211
Goodwill		2,771	2,771
Interest in associates		2,579	3,037
Interest in joint ventures		1,011	—
Deferred income tax assets		6,070	6,215
Financial assets at fair value through other comprehensive income	6	5,856	5,902
Other assets		23,358	23,041

		481,831	488,498

Current assets
Inventories and consumables		5,731	4,378
Accounts receivable	7	18,198	14,671
Prepayments and other current assets		11,558	10,029
Amounts due from related parties		9	12
Amounts due from domestic carriers		3,023	2,120
Short-term bank deposits		55	56
Cash and cash equivalents		16,312	25,308

		54,886	56,574

Total assets		536,717	545,072

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		179,102	179,101
Other reserves		(19,549)	(19,482)
Retained profits
– Proposed 2014 final dividend	12	—	4,789
– Others		70,152	63,133

Total equity		229,705	227,541

	Note	30 June 2015	31 December 2014

LIABILITIES
Non-current liabilities
Long-term bank loans		389	420
Promissory notes		29,444	21,460
Corporate bonds		2,000	2,000
Deferred income tax liabilities		18	17
Deferred revenue		1,462	1,497
Other obligations		176	217

		33,489	25,611

Current liabilities
Short-term bank loans		74,991	91,503
Commercial papers		19,992	9,979
Current portion of long-term bank loans		43	45
Convertible bonds	8	11,220	11,167
Accounts payable and accrued liabilities	9	113,094	120,371
Taxes payable		905	1,466
Amounts due to ultimate holding company		309	1,622
Amounts due to related parties		2,659	3,542
Amounts due to domestic carriers		1,792	1,402
Dividend payable	12	920	771
Current portion of deferred revenue		420	462
Current portion of other obligations		2,635	2,698
Advances from customers		44,543	46,892

		273,523	291,920

Total liabilities		307,012	317,531

Total equity and liabilities		536,717	545,072

Net current liabilities		(218,637)	(235,346)

Total assets less current liabilities		263,194	253,152

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions, except per share data)

		Six months ended 30 June
	Note	2015	2014

Revenue	10	144,685	149,569

Interconnection charges		(6,558)	(7,565)
Depreciation and amortisation		(38,543)	(36,882)
Network, operation and support expenses		(19,154)	(18,035)
Employee benefit expenses		(17,925)	(16,969)
Costs of telecommunications products sold		(25,080)	(25,682)
Other operating expenses		(25,504)	(33,629)
Finance costs		(3,230)	(2,709)
Interest income		160	135
Share of loss of associates		(460)	—
Other income – net		541	604

Profit before income tax		8,932	8,837
Income tax expenses	5	(1,942)	(2,148)

Profit for the period		6,990	6,689

Profit attributable to:
Equity shareholders of the Company		6,990	6,689

Earnings per share for profit attributable to equity shareholders of the Company during the period:

Basic earnings per share (RMB)	13	0.29	0.28

Diluted earnings per share (RMB)	13	0.28	0.27

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions)

	Six months ended 30 June
	2015	2014

Profit for the period	6,990	6,689

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(45)	349
Tax effect on changes in fair value of financial assets through other comprehensive income	11	(82)

Changes in fair value of financial assets through other comprehensive income, net of tax	(34)	267
Remeasurement of net defined benefit liability, net of tax	3	(3)

	(31)	264

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(7)	4

Other comprehensive income for the period, net of tax	(38)	268

Total comprehensive income for the period	6,952	6,957

Total comprehensive income attributable to:
Equity shareholders of the Company	6,952	6,957

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions)

	Six months ended 30 June
	2015	2014

Cash flows from operating activities
Cash generated from operations	39,668	44,428
Income tax paid	(1,388)	(2,699)

Net cash inflow from operating activities	38,280	41,729

Cash flows from investing activities
Purchase of property, plant and equipment	(39,796)	(31,192)
Other cash flows arising from investing activities	(1,625)	(1,475)

Net cash outflow from investing activities	(41,421)	(32,667)

Cash flows from financing activities
Dividend paid to equity shareholder of the Company	(4,643)	(3,677)
Other cash flows arising from financing activities	(1,207)	(7,623)

Net cash outflow from financing activities	(5,850)	(11,300)

Net decrease in cash and cash equivalents	(8,991)	(2,238)
Cash and cash equivalents, beginning of period	25,308	21,506
Effect of changes in foreign exchange rate	(5)	16

Cash and cash equivalents, end of period	16,312	19,284

Analysis of the balances of cash and cash equivalents:
Cash balances	2	4
Bank balances	16,310	19,280

	16,312	19,284

NOTES: (ALL AMOUNTS IN RMB MILLIONS UNLESS OTHERWISE STATED)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2015 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The financial information for the year ended 31 December 2014 is extracted from the audited financial statements as set out in the Company’s 2014 Annual Report.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2014 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2015.

The financial information relating to the financial year ended 31 December 2014 that is included in the interim financial report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the new Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2014 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the new Hong Kong Companies Ordinance (Cap 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the new Hong Kong Companies Ordinance (Cap 622) (or under their equivalent requirements found in section 141 of the predecessor Hong Kong Companies Ordinance (Cap. 32)).

(a)	Going Concern Assumption

As at 30 June 2015, current liabilities of the Group exceeded current assets by approximately RMB218.6 billion (31 December 2014: approximately RMB235.3 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB341.7 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB232.2 billion was unutilised as at 30 June 2015; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2015 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2014.

The following amendments to standards are mandatory for the first time for the financial year beginning 1 January 2015 and are applicable to the Group:

•	Amendments to IAS/HKAS 19, “Defined benefit plans: Employee Contributions”

•	Annual Improvements to IFRSs/HKFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs/HKFRSs 2011-2013 Cycle

None of these amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2015 and have not been early adopted by the Group except IFRS/HKFRS 9 “Financial instruments”. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2014: 16.5%) on the estimated assessable profits for the six months ended 30 June 2015. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2015 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2014: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2014: 15%).

	Six months ended 30 June
	2015	2014

Provision for income tax on the estimated taxable profits for the period
– Hong Kong	14	19
– Outside Hong Kong	1,832	3,754
Adjustments to prior years’ current tax outside Hong Kong	(61)	(19)

	1,785	3,754
Deferred taxation	157	(1,606)

Income tax expenses	1,942	2,148

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2015	31 December 2014

Listed in the PRC	210	173
Listed outside the PRC	5,624	5,706
Unlisted	22	23

	5,856	5,902

For the six months ended 30 June 2015, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB45 million (for the six months ended 30 June 2014: increase of approximately RMB349 million). The decrease, net of tax impact, of approximately RMB34 million (for the six months ended 30 June 2014: increase, net of tax impact, of approximately RMB267 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	30 June 2015	31 December 2014

Current and within one month	12,977	11,447
More than one month to three months	2,199	1,738
More than three months to one year	4,338	3,258
More than one year	5,041	2,692

	24,555	19,135
Less: Allowance for doubtful debts	(6,357)	(4,464)

	18,198	14,671

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

8.	CONVERTIBLE BONDS

The convertible bonds recognised in the unaudited condensed consolidated interim statement of financial position are calculated as follows:

	Six months ended 30 June
	2015	2014

Movement of liability component:
Beginning of period	11,167	11,002
Less: interest paid	(42)	(42)
Add: effect of exchange (gain)/loss on liability component	(10)	101
Add: imputed finance cost	105	104

End of period	11,220	11,165

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

During the six months ended 30 June 2015 and 2014, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited.

The liability component of the convertible bonds at 30 June 2015 amounted to approximately USD1,835 million (equivalent to RMB11,220 million) (31 December 2014: approximately USD1,825 million, equivalent to RMB11,167 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June 2015	31 December 2014

Less than six months	92,527	104,334
Six months to one year	11,093	6,867
More than one year	9,474	9,170

	113,094	120,371

10.	REVENUE

Before 1 June 2014, service revenue and revenue from bundle sales of mobile handsets were subject to a business tax rate of 3%-5% while standalone sales of telecommunications products were subject to value-added tax (“VAT”) of 17%. Relevant tax was set off against revenue.

The Ministry of Finance and State of Administration of Taxation (“SAT”) of the PRC jointly issued a notice (the “Notice”) dated 29 April 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT could be implemented nationwide for the telecommunications industry from 1 June 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2015	2014

Total service revenue from mobile business	73,464	81,343

Total service revenue from fixed-line business	46,187	45,207

Other service revenue	616	423

Total service revenue	120,267	126,973
Sales of telecommunications products	24,418	22,596

	144,685	149,569

11.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2015, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,624 million (31 December 2014: approximately RMB5,706 million). For the six months ended 30 June 2015, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB82 million (for the six months ended 30 June 2014: increase of approximately RMB348 million). The decrease, net of tax impact, of approximately RMB62 million (for the six months ended 30 June 2014: increase, net of tax, of approximately RMB260 million) has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

12.	DIVIDENDS

At the annual general meeting held on 8 May 2015, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2014 totaling approximately RMB4,789 million (for the year ended 31 December 2013: final dividend of RMB0.16 per ordinary share, totaling approximately RMB3,806 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2015. Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2015.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2015, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the six months ended 30 June 2015 arose from the convertible bonds. All dilutive potential ordinary shares for the six months ended 30 June 2014 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2015	2014

Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	6,990	6,689
Imputed finance cost on the liability component of convertible bonds	105	104

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	7,095	6,793

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,947	23,800
Dilutive equivalent shares arising from share options	—	45
Dilutive equivalent shares arising from convertible bonds	953	935

Shares used in computing diluted earnings per share	24,900	24,780

Basic earnings per share (in RMB)	0.29	0.28

Diluted earnings per share (in RMB)	0.28	0.27

14.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June
	2015	2014

Transactions with Unicom Group and its subsidiaries:

Charges for value-added telecommunications services	22	23
Rental charges for property leasing	463	473
Charges for lease of telecommunications resources	136	136
Charges for engineering design and construction services	1,363	649
Charges for shared services	53	63
Charges for equipment procurement services	38	31
Charges for ancillary telecommunications services	1,231	1,049
Charges for comprehensive support services	570	184
Income from comprehensive support services	3	10

15.	CONTINGENT LIABILITIES

As at 30 June 2015, the Group had no material contingent liabilities and no material financial guarantees issued.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2015 will be paid.

CHARGE ON ASSETS

As at 30 June 2015, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2014: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2015, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2015.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2015 except for the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board acknowledges that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company’s articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has established “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 to the Listing Rules. The Company had made specific enquiries to the directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2015, and all of the directors have confirmed such compliance.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2015, the Group had approximately 222,800 employees, 280 employees and 100 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 47,540 temporary staff in Mainland China. For the six months ended 30 June 2015, employee benefit expenses were approximately RMB17.925 billion (for the six months ended 30 June 2014: RMB16.969 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees to subscribe for shares in the Company.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2015 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2015 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

The 2015 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2015. Instead, it has been derived from the Group’s unaudited condensed consolidated interim financial information for the six months ended 30 June 2015, which will be included in the Company’s 2015 interim report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: changes in the regulatory regime and policies for the PRC telecommunications industry; changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC; changes in telecommunications and related technologies and applications based on such technologies; the level of demand for telecommunications services; competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants; effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business; effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; changes in the political, economic, legal, tax and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

By Order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 21 August 2015

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of July 2015.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of July 2015.

Operational statistics for the month of July 2015 are as follows:

July 2015

MOBILE BUSINESS:

Aggregate Number of Mobile Subscribers	288.414 million
Net Additions of Mobile Subscribers	(0.893) million

Of which:
Aggregate Number of Mobile Broadband Subscribers	162.861 million
Net Additions of Mobile Broadband Subscribers	5.073 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	71.056 million
Net Additions of Fixed-Line Broadband Subscribers	0.466 million

Aggregate Number of Local Access Subscribers	77.725 million
Net Additions of Local Access Subscribers	(0.702) million

1

Notes:

1	All the Aggregate Numbers recorded for the month of July 2015 are aggregate data reported at 24:00 on 31 July 2015.

2	The accounting period of all Net Additions for the month of July 2015 is the period commencing from 0:00 on 1 July 2015 to 24:00 on 31 July 2015.

3	Net Additions of Mobile Broadband Subscribers include 0.111 million Data Card Subscribers.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of July 2015 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE
Company Secretary

Hong Kong, 21 August 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2